U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                          FORM 12b - 25

                   NOTIFICATION OF LATE FILING

           Form 10-QSB For Period Ended: September 30, 2003


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


Part I - Registrant Information

     ALFA International Corp.
     The Empire State Building
     350 Fifth Avenue
     Suite 1103
     New York, N.Y. 10118

Part II - Rules 12b - 25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

Additional time is required to complete the Company's Report on Form 10-QSB for the period ended September 30, 2003. The Registrant is amending the Company's Report on Form 10-QSB for the period ended June 30, 2003 which will be filed shortly. This amendment delayed the September 30, 2003 financial statements and the review of the Report and financial statements by the Company's independent public accountants & attorney.


Part IV - Other Information

    (1) Name and telephone number of person to contact in regard to this notification

Frank J. Drohan        (212) 563-4141

    (2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                       [X] Yes     [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                        [x] Yes    [ ] No
	The results of operations for the nine month period ending September 30, 2003 will reflect a net loss of approximately
$550,000 versus a net loss of $466,840 in the corresponding period for the last fiscal year.



ALFA International Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date: November 14, 2003        /s/Frank J. Drohan
                             __________________
                             Frank J. Drohan
                             Chairman of the Board